UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **May 5, 2004**



Cross Country Healthcare, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report.)

Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.

    (c) Exhibits.

        Exhibit   Description

        99.1   Press Release issued by the Company on May 5, 2004

Item 12. Results of Operations and Financial Condition.

    (a)   On May 5, 2004, Cross Country Healthcare, Inc. (the "Company") issued a press release announcing results for the quarter ended March 31, 2004, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K. This information is being furnished under Item 12 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL

Name: Emil Hensel

Dated: May 11, 2004   Title: Chief Financial Officer

Links

Exhibit 99.1




FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE REPORTS
FIRST QUARTER 2004 RESULTS

BOCA RATON, Fla. – May 5, 2004 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) today reported a 7% increase in revenue to $172.6 million for the first quarter ended March 31, 2004. Net income for the first quarter of 2004 was $4.9 million, or $0.15 per diluted share. This compares to revenue of $161.0 million and net income of $7.1 million, or $0.22 per diluted share, in the first quarter of 2003. Cash flow from operations was $8.2 million for the first quarter of 2004 compared to exceptionally strong cash flow from operations of $15.9 million in the first quarter of 2003.

"While the environment for our nurse-staffing services remains challenging, I am pleased to report that our first quarter results were somewhat better than we indicated in February. We also continued to generate solid cash flow from operations, accelerate the repayment of debt and purchase shares of our common stock. The increase in revenue from the prior year was principally due to our acquisition of Med-Staff in mid-2003 and greater contribution from our non-nurse-staffing operations. Our profitability for the first quarter of 2004 declined from the prior year due to a reduction in field staffing volume (FTE's) in our organic nurse staffing business that produced lower leverage on our overhead, as well as higher housing and insurance costs, third-party administrative fees and co-marketing expenses, legal expenses, and compliance costs associated with the Sarbanes-Oxley Act of 2002," said Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc.

"As we continue the process of implementing exclusive and preferred provider relationships with our hospital clients, several of the key metrics related to our business have improved. The number of orders for contract travel nurses and the conversion rate of applicants we submit in response to those orders are up year over year. On a sequential basis, our quarterly revenue and FTE volume have stabilized and it also appears that bookings for future assignments were up slightly sequentially, although they are down 15% year over year. Despite these improving trends, our nurse clients and hospital clients continue to exhibit cautious behavior which is not conducive to near-term growth in our contract booking activity. In addition, our productivity is being hindered by a decline in the number of nurses actively seeking travel assignments. So, while we remain cautious about our near-term prospects, we believe the industry has stabilized," added Mr. Boshart.

Healthcare Staffing

For the first quarter ended March 31, 2004, the healthcare staffing business segment (travel and per diem nurse, allied health and clinical trials staffing) generated revenue of $159.0 million, a 7% increase over revenue of $148.2 million in the same quarter of the prior year. The increase was entirely attributable to the acquisition of the Med-Staff business in June 2003. Excluding Med-Staff, the healthcare staffing segment revenue declined 15% from the year ago quarter, primarily reflecting the year over year volume reduction in our organic nurse staffing business which was offset slightly by revenue growth in the Company's clinical trials staffing and international nurse recruiting businesses.

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During the first quarter of 2004, healthcare staffing volume improved 9% year over year and was flat sequentially with the fourth quarter of 2003. Excluding Med-Staff, the healthcare staffing segment experienced a 15% year over year quarterly decline in FTEs and was flat sequentially with the fourth quarter of 2003.

Contribution income (defined as income from continuing operations before interest, income taxes, depreciation and amortization and corporate expenses not specifically identified to a reporting segment), decreased 18% in the first quarter of 2004 to $15.6 million from $18.9 million in the same quarter of 2003, primarily reflecting higher housing and insurance costs, negative operating leverage as a result of lower organic nurse-staffing volume and investments related to hospital-oriented sales and marketing activities, offset by the Med-Staff contribution.

Other Human Capital Management Services

For the first quarter of 2004, the other human capital management services business segment (education and training, consulting, and retained search services) generated revenue of $13.7 million, a 7% increase from revenue of $12.8 million in the same quarter in the prior year. This was due to higher revenue from educational seminars reflecting higher attendance per seminar than in the prior year quarter. Contribution income in the first quarter of 2004 improved to $1.7 million, an 18% increase over the same quarter a year ago. This reflects the effect of the revenue increase in the educational seminars business.

Debt Repayment

During the first quarter of 2004, Cross Country Healthcare paid approximately $6.2 million toward the term loan portion of its long-term debt obligation under its credit facility, which was entered into in the second quarter of 2003. Of this amount, approximately $5.0 million represented an optional pre-payment. At March 31, 2004, the Company had approximately $87.5 million of long-term debt and notes payable on its balance sheet, which represented a 21% debt to total capitalization ratio.

Stock Repurchase Program Update

During the first quarter of 2004, Cross Country Healthcare purchased 16,400 shares of its common stock at an average cost of $15.94 per share. Since initiating its current stock buy-back program in November 2002, the Company has purchased 1,017,800 shares of its common stock at an average cost of $13.74 per share. The cost of such purchases was approximately $14.0 million. The Company can purchase up to an additional 482,200 shares at an aggregate price not to exceed approximately $11.0 million under this previously authorized stock repurchase program. Under this program, the shares may be purchased from time-to-time in the open market and may be discontinued at any time at the Company's discretion. At March 31, 2004, the Company had approximately 32.0 million shares outstanding.

Guidance for Second Quarter of 2004

The following statements are based on current management expectations. Such statements are forward-looking and actual results may differ materially. These statements do not include the potential impact of any future mergers, acquisitions or other business combinations, pending legal matters or repurchases of the Company's common stock.

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Based on the present demand dynamics in the healthcare staffing services marketplace, for the second quarter of 2004, Cross Country Healthcare is projecting revenue to be in the $162 million to $166 million range and EPS to be in the range of $0.14 to $0.16 per diluted share. For the time being, until the Company has greater visibility, it intends to provide revenue and EPS guidance only for the next quarter following each quarterly earnings period.

Quarterly Conference Call

Cross Country Healthcare will hold a conference call on Thursday, May 6th at 10:00 a.m. Eastern Time to discuss its first quarter 2004 financial results. This call will be webcast live by CCBN and may be accessed at the Company's web site at www.crosscountry.com or by dialing 877-915-2769 from anywhere in the U.S. or by dialing 630-395-0021 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available through May 20th. A replay of the conference call will be available by telephone from approximately 12:00 p.m. Eastern Time on May 6th through May 20th by calling 800-216-6080 from anywhere in the U.S. or by calling 402-220-3894 from non-U.S. locations.

About Cross Country Healthcare

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a client base of over 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate web site to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

This release contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, and other factors set forth under the caption "Risk Factors" in the Company's 10-K for the year ended December 31, 2003. Although we believe that these statements are based upon reasonable assumptions, we cannot guarantee future results. Given these uncertainties, the forward-looking statements discussed in this press release might not occur. While it is the Company's intention to update its guidance quarterly, it should not be assumed that its silence over time means that actual events are occurring as expressed or implied in such forward-looking statements.

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Cross Country Healthcare, Inc.
Consolidated Statements of Income
(amounts in thousands, except per share data)

	Three Months Ended March 31,		% Change
	2004	**2003**	**% Change**
	(unaudited)		
Revenue from services	$ 172,612	$ 161,003	7%
Operating expenses:			
Direct operating expenses	132,436	121,481	9%
Selling, general and administrative expenses	28,095	25,013	12%
Bad debt expense	626	—	ND
Depreciation	1,593	1,068	49%
Amortization	692	747	(7%)
Total operating expenses	163,442	148,309	10%
Income from operations	9,170	12,694	(28%)
Other expenses:			
Interest expense, net	1,247	586	113%
Income from continuing operations before income taxes	7,923	12,108	(35%)
Income tax expense	3,066	4,686	(35%)
Income from continuing operations	4,857	7,422	(35%)
Discontinued operations, net of income taxes	—	(371)	(100%)
Net income	$ 4,857	$ 7,051	(31%)
Net income/(loss) per common share- basic :			
Income from continuing operations	$ 0.15	$ 0.23	
Discontinued operations, net of income taxes	—	(0.01)	
Net income per common share- basic	$ 0.15	$ 0.22	
Net income/(loss) per common share- diluted :			
Income from continuing operations	$ 0.15	$ 0.23	
Discontinued operations, net of income taxes	—	(0.01)	
Net income per common share- diluted	$ 0.15	$ 0.22	
Weighted average common shares outstanding - basic	31,861	32,247	
Weighted average common shares outstanding - diluted	32,570	32,607	

ND - not determinable

Cross Country Healthcare, Inc.
Condensed Consolidated Balance Sheets
(amounts in thousands)

	March 31, 2004	December 31, 2003
	(unaudited)	
Assets		
Current assets:		
Cash and cash equivalents	$ 17	$ —
Accounts receivable, net	112,656	112,407
Income taxes receivable	—	2,310
Other current assets	12,826	12,572
Total current assets	125,499	127,289
Property and equipment, net	12,568	12,602
Goodwill, net	309,110	307,532
Trademarks, net	15,749	15,749
Other identifiable intangible assets, net	8,048	8,580
Other assets, net	2,906	2,972
Total assets	$ 473,880	$ 474,724
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 4,228	$ 9,462
Accrued employee compensation and benefits	32,740	29,994
Current portion of long-term debt and notes payable	4,668	4,944
Other current liabilities	4,502	3,358
Total current liabilities	46,138	47,758
Deferred income taxes	17,649	17,649
Long-term debt and notes payable	82,823	88,794
Total liabilities	146,610	154,201
Commitments and contingencies		
Stockholders' equity:		
Common stock	3	3
Additional paid-in capital	254,139	251,988
Other stockholders' equity	73,128	68,532
Total stockholders' equity	327,270	320,523
Total liabilities and stockholders' equity	$ 473,880	$ 474,724

Cross Country Healthcare, Inc.
Segment Data (a)
(amounts in thousands)

	Three Months Ended March 31,		
	2004	2003	% Change
	(unaudited)		
Revenue from unaffiliated customers:			
Healthcare staffing	$ 158,960	$ 148,243	7%
Other human capital management services	13,652	12,760	7%
	$ 172,612	$ 161,003	7%
Contribution income (b):			
Healthcare staffing	$ 15,574	$ 18,902	(18%)
Other human capital management services	1,682	1,427	18%
	17,256	20,329	(15%)
Unallocated corporate overhead	5,801	5,820	(0%)
Depreciation	1,593	1,068	49%
Amortization	692	747	(7%)
Interest expense, net	1,247	586	113%
Income from continuing operations before income taxes	$ 7,923	$ 12,108	(35%)

Cross Country Healthcare, Inc.
Financial Statistics
(unaudited)

	Three Months Ended March 31,	
	2004	2003
Net cash provided by operating activites (in thousands)	$ 8,179	$ 15,873
FTEs (c)	6,013	5,516
Weeks worked (d)	78,169	71,708
Average healthcare staffing revenue per FTE per week (e)	$ 2,034	$ 2,067

(a) Segment data provided is in accordance with FASB Statement 131.

(b) Defined as income from continuing operations before interest, income taxes, depreciation, amortization and corporate expenses not specifically identified to a reporting segment. Contribution income is a financial measure used by management when assessing segment performance.

(c) FTEs represent the average number of contract staffing personnel on a full-time equivalent basis.

(d) Weeks worked is calculated by multiplying the FTEs by the number of weeks during the respective period.

(e) Average healthcare staffing revenue per FTE per week is calculated by dividing the healthcare staffing revenue by the number of weeks worked in the respective periods. Healthcare staffing revenue includes revenue from permanent placement of nurses.

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Phone: 877-686-9779
Email: hgoldman@crosscountry.com